Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise indicated or the context otherwise requires, all references in this document to “On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” “us,” or similar terms refer to On Holding AG and its consolidated subsidiaries.
The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements, included as an appendix to this management's discussion and analysis of financial condition and results of operations, as well as our audited financial statements and the notes thereto, and the section titled "Risk Factors," each of which appear in our annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission ("SEC") on March 12, 2024 ("Annual Report"). As discussed in the section titled "Special Note Regarding Forward-Looking Statements," the following management's discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below in such section. The unaudited interim condensed consolidated financial statements as of June 30, 2024, and for the three-month and six-month periods ended June 30, 2024 and 2023 were prepared in accordance with IFRS Accounting Standards ("IFRS") and International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board, and presented in Swiss Francs (CHF), the legal currency of Switzerland.
Certain amounts included in this document may not add or recalculate due to rounding. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is available but is or has been rounded to zero.

Overview
On is a premium performance sports brand rooted in technology, design and sustainability that has built a passionate global community of fans across more than 60 countries. We focus on providing a premium product experience to customers wherever they are, and our brand resonates with our loyal customers around the world.
We believe our Swiss heritage and our focus on innovating at the cutting edge of performance, design and sustainability differentiates us from other sports brands. We are committed to creating premium products that deliver strong performance. Our relentless culture of innovation has driven us to repeatedly introduce numerous groundbreaking technologies that are designed to change the experience of running and create continuous excitement for our fans as we bring new products to market. Building off our heritage of supporting the runner, we have applied our expertise to creating performance products for a broader set of global consumers who use them in everyday life, expanding our product range beyond Performance Running to Performance Outdoor, Performance All Day, Performance Tennis and Performance Training.
On operates as a single-brand consumer products business and therefore has a single reportable segment.

Key Financial and Operating Metrics
Key highlights for the three-month period ended June 30, 2024 compared to the three-month period ended June 30, 2023 include:
•net sales increased by 27.8% to CHF 567.7 million, or by 29.4% on a constant currency basis;
•net sales through the direct-to-consumer ("DTC") sales channel increased by 28.1% to CHF 209.4 million, or by 30.4% on a constant currency basis;
•net sales through the wholesale sales channel increased by 27.6% to CHF 358.2 million, or by 28.8% on a constant currency basis;
•net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased by 21.8% to CHF 138.4 million, 24.8% to CHF 370.0 million and 73.7% to CHF 59.2 million, respectively;
•net sales in EMEA, Americas, and Asia-Pacific increased by 22.2%, 25.8% and 84.7% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 26.7% to CHF 542.5 million, 63.0% to 21.9 million and 23.6% to 3.3 million, respectively;
•net sales from shoes, apparel and accessories increased by 28.2%, 66.6%, 26.3% on a constant currency basis, respectively;

•gross profit increased by 28.6% to CHF 340.2 million from CHF 264.5 million;
•gross profit margin increased to 59.9% from 59.5%;
•net income increased by 834.3% to CHF 30.8 million from CHF 3.3 million;
•net income margin increased to 5.4% from 0.7%;
•basic earnings per share (“EPS”) Class A (CHF) increased to 0.10 from 0.01;
•diluted EPS Class A (CHF) increased to 0.09 from 0.01;
•adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") increased by 44.7% to CHF 90.8 million from CHF 62.7 million;
•adjusted EBITDA margin increased to 16.0% from 14.1%;
•adjusted net income increased to CHF 46.9 million from CHF 11.7 million;
•adjusted basic EPS Class A (CHF) increased to 0.15 from 0.04; and
•adjusted diluted EPS Class A (CHF) increased to 0.14 from 0.04.

Key highlights for the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023 include:
•net sales increased by 24.4% to CHF 1,075.9 million; or by 29.3% on a constant currency basis;
•net sales through the DTC sales channel increased by 33.1% to CHF 399.9 million, or by 38.7% on a constant currency basis;
•net sales through the wholesale sales channel increased by 19.8% to CHF 675.9 million, or by 24.3% on constant currency basis;
•net sales in EMEA, Americas and Asia-Pacific increased by 13.9% to CHF 264.6 million, 23.4% to CHF 699.7 million and 70.5% to CHF 111.6 million, respectively;
•net sales in EMEA, Americas, and Asia-Pacific increased by 16.3%, 28.0% and 86.8% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 23.9% to CHF 1,027.1 million, 37.2% to CHF 41.6 million and 30.3% to CHF 7.1 million, respectively;
•net sales from shoes, apparel and accessories increased by 28.8%, 43.1%, 36.3% on a constant currency basis, respectively;
•gross profit increased by 26.3% to CHF 643.6 million from CHF 509.4 million;
•gross profit margin increased to 59.8% from 58.9%;
•net income increased by 156.5% to CHF 122.2 million from CHF 47.7 million;
•net income margin increased to 11.4% from 5.5%;
•basic EPS Class A (CHF) increased to 0.38 from 0.15;
•diluted EPS Class A (CHF) increased to 0.37 from 0.15;
•adjusted EBITDA increased by 36.0% to CHF 168.2 million from CHF 123.7 million;
•adjusted EBITDA margin increased to 15.6% from 14.3%;
•adjusted net income increased to CHF 153.4 million from CHF 60.5 million;
•adjusted basic EPS Class A (CHF) increased to 0.48 from 0.19; and
•adjusted diluted EPS Class A (CHF) increased to 0.47 from 0.19.

Key highlights as of June 30, 2024 compared to December 31, 2023 included:
•cash and cash equivalents increased by 32% to CHF 652.4 million from CHF 494.6 million; and
•net working capital increased by 14.3% to CHF 567.1 million from CHF 496.2 million.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe these non-IFRS measures enhance investors' understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section below titled “Non-IFRS Measures.”

Operating Results
The following table summarizes certain key operating measures for the three-month and six-month periods ended June 30, 2024 and 2023.

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2024	2023	% Change	2024	2023	% Change

Net sales	567.7	444.3	27.8%	1,075.9	864.5	24.4%
Cost of sales	(227.4)	(179.8)	26.5%	(432.3)	(355.1)	21.7%
Gross profit	340.2	264.5	28.6%	643.6	509.4	26.3%
Gross profit margin	59.9%	59.5%		59.8%	58.9%
Selling, general and administrative expenses	(292.9)	(225.1)	30.1%	(557.7)	(427.7)	30.4%
Operating result	47.3	39.4	20.0%	85.8	81.7	5.0%
Net financial result	(4.6)	(46.1)	(90.0)%	72.7	(36.9)	296.8%
Income / (loss) before taxes	42.7	(6.7)	737.8%	158.5	44.8	254.1%
Income tax (expense) / benefit	(11.8)	10.0	(218.5)%	(36.3)	2.9	(1351.6)%
Net income	30.8	3.3	834.3%	122.2	47.7	156.5%

Basic EPS Class A (CHF)	0.10	0.01	822.9%	0.38	0.15	153.2%
Diluted EPS Class A (CHF)	0.09	0.01	823.1%	0.37	0.15	153.2%

Other data(1)
Adjusted EBITDA	90.8	62.7	44.7%	168.2	123.7	36.0%
Adjusted EBITDA margin	16.0%	14.1%		15.6%	14.3%
Adjusted Net income	46.9	11.7	299.8%	153.4	60.5	153.5%
Adjusted basic EPS Class A (CHF)	0.15	0.04	294.9%	0.48	0.19	150.2%
Adjusted diluted EPS Class A (CHF)	0.14	0.04	295.0%	0.47	0.19	150.2%
(1) Adjusted EBITDA, adjusted EBITDA Margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS are non-IFRS measures. See section titled “Non-IFRS Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Net Sales
Net sales by sales channel
The following tables present net sales by sales channel:

	Three-month period ended June 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Wholesale	358.2	280.8	27.6%	28.8%
Direct-to-consumer	209.4	163.5	28.1%	30.4%
Net sales	567.7	444.3	27.8%	29.4%

Wholesale % of Net sales	63.1%	63.2%
Direct-to-consumer % of Net sales	36.9%	36.8%
Net sales %	100.0%	100.0%

	Six-month period ended June 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Wholesale	675.9	564.0	19.8%	24.3%
Direct-to-consumer	399.9	300.5	33.1%	38.7%
Net sales	1,075.9	864.5	24.4%	29.3%

Wholesale % of Net sales	62.8%	65.2%
Direct-to-consumer % of Net sales	37.2%	34.8%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure.

Three-month period ended June 30, 2024 compared to the three-month period ended June 30, 2023
Net sales for the three-month period ended June 30, 2024 increased by CHF 123.4 million, or 27.8%, compared to the three-month period ended June 30, 2023.

Net sales generated by the wholesale sales channel for the three-month period ended June 30, 2024 increased by CHF 77.4 million, or 27.6%, to CHF 358.2 million, compared to CHF 280.8 million for the three-month period ended June 30, 2023. The increase was attributable to sustained strong demand from our wholesale partners and our continued selective door expansion, particularly with global key accounts. Net sales generated by the wholesale sales channel as a percentage of net sales decreased to 63.1% for the three-month period ended June 30, 2024, compared to 63.2% for the three-month period ended June 30, 2023.

Net sales generated by the DTC sales channel for the three-month period ended June 30, 2024 increased by CHF 46.0 million, or 28.1%, to CHF 209.4 million, compared to CHF 163.5 million for the three-month period ended June 30, 2023. The increase was primarily driven by the continued increase in popularity and awareness of the On brand, resulting in increased traffic and transactions, both on our e-commerce platform and in our existing retail stores. Additionally, the expansion of our own retail store network in all regions further contributed to the growth. Net sales generated from the DTC sales channel as a percentage of net sales increased to 36.9% for the three-month period ended June 30, 2024 compared to 36.8% for the three-month period ended June 30, 2023.

Six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023
Net sales for the six-month period ended June 30, 2024 increased by CHF 211.3 million, or 24.4%, compared to the six-month period ended June 30, 2023.

Net sales generated by the wholesale sales channel for the six-month period ended June 30, 2024 increased by CHF 111.9 million, or 19.8%, to CHF 675.9 million, compared to CHF 564.0 million for the six-month period ended June 30, 2023. The increase was attributable to sustained strong demand from our wholesale partners and our continued selective door expansion, particularly with global key accounts. The wholesale growth rate for the six-month period was slightly more modest as a result of anticipated year-over-year dynamics. This includes the closure of a number of non-strategic wholesale partner doors in EMEA in the beginning of 2024, as well as an elevated prior year period due to initial large-scale sell-in to new key accounts in the first quarter of 2023. As a result of these dynamics, net sales generated by the wholesale sales channel as a percentage of net sales decreased to 62.8% for the six-month period ended June 30, 2024, compared to 65.2% for the six-month period ended June 30, 2023.

Net sales generated by the DTC sales channel for the six-month period ended June 30, 2024 increased by CHF 99.4 million, or 33.1%, to CHF 399.9 million, compared to CHF 300.5 million for the six-month period ended June 30, 2023. The increase was primarily driven by the continued increase in popularity and awareness of the On brand, resulting in increased traffic and transactions, both on our e-commerce platform and in our existing retail stores. Net sales generated from the DTC sales channel as a percentage of net sales increased to 37.2% for the six-month period ended June 30, 2024 compared to 34.8% for the six-month period ended June 30, 2023.

Net sales by geography
The following tables present net sales by geographic region (based on the location of the counterparty):

	Three-month period ended June 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Europe, Middle East and Africa	138.4	113.6	21.8%	22.2%
Americas	370.0	296.6	24.8%	25.8%
Asia-Pacific	59.2	34.1	73.7%	84.7%
Net Sales	567.7	444.3	27.8%	29.4%

Europe, Middle East and Africa % of Net sales	24.4%	25.6%
Americas % of Net sales	65.2%	66.8%
Asia-Pacific % of Net sales	10.4%	7.7%
Net Sales %	100.0%	100.0%

	Six-month period ended June 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Europe, Middle East and Africa	264.6	232.2	13.9%	16.3%
Americas	699.7	566.8	23.4%	28.0%
Asia-Pacific	111.6	65.5	70.5%	86.8%
Net Sales	1,075.9	864.5	24.4%	29.3%

Europe, Middle East and Africa % of Net sales	24.6%	26.9%
Americas % of Net sales	65.0%	65.6%
Asia-Pacific % of Net sales	10.4%	7.6%
Net Sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure.

Three-month period ended June 30, 2024 compared to the three-month period ended June 30, 2023
Net sales increased across all geographic regions for the three-month period ended June 30, 2024, compared to the three-month period ended June 30, 2023, with Asia-Pacific showing particularly strong growth. The 24.8% increase in net sales in Americas was driven by the ongoing rise in popularity and awareness of the On brand in the region and continued strength in both channels, particularly the successful expansion of our retail stores and collaboration with key account partners. Increased awareness of the On brand led to higher online visits, further contributing to the growth. The ability to convert the increased brand awareness and momentum in the Americas to net sales was somewhat limited by product availability challenges and delayed or missed deliveries, primarily due to the ongoing transition of our Atlanta warehouse. Net sales in EMEA for the three-month period ended June 30, 2024 increased by 21.8%. The increase in EMEA was driven by the continued strength in the United Kingdom across both sales channels. Net sales growth of 73.7% in Asia-Pacific was primarily driven by strong sales growth in Japan and China across both channels.

Six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023
Net sales increased across all geographic regions for the six-month period ended June 30, 2024, compared to the six-month period ended June 30, 2023, with Asia-Pacific showing particularly strong growth. The 23.4% increase in net sales in Americas was driven by the ongoing rise in popularity and awareness of the On brand in the region and continued strength in both channels, particularly the successful expansion of our retail stores and collaboration with key account partners. Increased awareness of the On brand led to higher online visits, further contributing to the growth. This was partially offset by the comparison period dynamics in wholesale, as a result of the large-scale sell-in to new key accounts in the first quarter of 2023. Additionally, the ability to convert the increased brand awareness and momentum in the Americas to net sales was somewhat limited by product availability challenges and delayed or missed deliveries, primarily due to the ongoing transition of our Atlanta warehouse. Net sales in EMEA for the six-month period ended June 30, 2024 increased by 13.9%. The increase in EMEA was driven by the continued strength in the United Kingdom across both sales channels. The overall growth rate in EMEA was slightly more modest as a result of the discontinuation of certain non-strategic wholesale partnerships in the region which were still served in the comparable period in 2023. Net sales growth of 70.5% in Asia-Pacific was primarily driven by strong sales growth in Japan and China across both channels.

Net sales by product
The following tables present net sales by product group:

	Three-month period ended June 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Shoes	542.5	428.2	26.7%	28.2%
Apparel	21.9	13.4	63.0%	66.6%
Accessories	3.3	2.7	23.6%	26.3%
Net Sales	567.7	444.3	27.8%	29.4%

Shoes % of Net sales	95.6%	96.4%
Apparel % of Net sales	3.9%	3.0%
Accessories % of Net sales	0.6%	0.6%
Net sales %	100.0%	100.0%

	Six-month period ended June 30,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Shoes	1,027.1	828.7	23.9%	28.8%
Apparel	41.6	30.3	37.2%	43.1%
Accessories	7.1	5.4	30.3%	36.3%
Net Sales	1,075.9	864.5	24.4%	29.3%

Shoes % of Net sales	95.5%	95.9%
Apparel % of Net sales	3.9%	3.5%
Accessories % of Net sales	0.7%	0.6%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure.

Three-month period ended June 30, 2024 compared to the three-month period ended June 30, 2023
Net sales increased across all product groups during the three-month period ended June 30, 2024 compared to the three-month period ended June 30, 2023. The 26.7% increase in net sales for shoes was driven by new product launches, updates to existing models and the continuity of successful products carrying over from previous seasons. Growth was primarily driven by our Performance Running vertical, with additional contribution from our Performance All Day vertical, in part due to the strong performance of the Cloudtilt, following its feature in a prominent brand awareness campaign. The 63.0% increase in net sales for apparel was driven primarily by our Performance Running vertical, as well as the newly introduced Performance Training and Performance Tennis verticals. Net sales in accessories increased by 23.6% compared to the three-month period ended June 30, 2023.

Six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023
Net sales increased across all product groups during the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023. The 23.9% increase in net sales for shoes was driven by new product launches, updates to existing models and the continuity of successful products carrying over from previous seasons. Growth was primarily driven by our Performance Running, with additional contribution from our Performance All Day vertical, in part due to the successful introduction of the Cloudtilt. The 37.2% increase in net sales for apparel was driven by our Performance Running verticals, and newly introduced Performance Training and Performance Tennis verticals. Net sales in accessories increased by 30.3% compared to the six-month period ended June 30, 2023.

Gross Profit

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2024	2023	% Change	2024	2023	% Change

Gross profit	340.2	264.5	28.6%	643.6	509.4	26.3%
Gross profit margin	59.9%	59.5%		59.8%	58.9%

Three-month period ended June 30, 2024 compared to the three-month period ended June 30, 2023
Cost of sales during the three-month period ended June 30, 2024 increased by CHF 47.7 million, or 26.5%, to CHF 227.4 million, compared to CHF 179.8 million during the three-month period ended June 30, 2023. Gross profit was CHF 340.2 million for the three-month period ended June 30, 2024, representing a gross profit margin of 59.9%, compared to CHF 264.5 million for the three-month period ended June 30, 2023, representing a gross profit margin of 59.5%. The gross margin increase was mainly driven by reduced freight rates during the three-month period ended June 30, 2024, compared to the three-month period ended June 30, 2023, partially offset by the change in freight composition between sea and air freight, as compared to the prior year comparative period.

Six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023
Cost of sales during the six-month period ended June 30, 2024 increased by CHF 77.2 million, or 21.7%, to CHF 432.3 million, compared to CHF 355.1 million during the six-month period ended June 30, 2023. Gross profit was CHF 643.6 million for the six-month period ended June 30, 2024, representing a gross profit margin of 59.8%, compared to CHF 509.4 million for the six-month period ended June 30, 2023, representing a gross profit margin of 58.9%. The gross margin increase was mainly driven by reduced freight rates during the six-month period ended June 30, 2024, compared to the three-month period ended June 30, 2023, partially offset by the change in freight composition between sea and air freight, as compared to the prior year comparative period.

Selling, General and Administrative ("SG&A") Expenses

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2024	2023	% Change	2024	2023	% Change

Net sales	567.7	444.3	27.8%	1,075.9	864.5	24.4%
Distribution expenses	(71.1)	(61.5)	15.7%	(142.0)	(120.7)	17.7%
Selling expenses	(41.2)	(31.8)	29.5%	(75.6)	(59.5)	27.1%
Marketing expenses	(70.3)	(51.5)	36.6%	(131.8)	(96.0)	37.3%
Share-based compensation	(17.1)	(9.1)	88.3%	(33.9)	(14.0)	141.9%
General and administrative expenses	(93.1)	(71.2)	30.8%	(174.4)	(137.5)	26.8%
SG&A expenses	(292.9)	(225.1)	30.1%	(557.7)	(427.7)	30.4%
Less share-based compensation	(17.1)	(9.1)	88.3%	(33.9)	(14.0)	141.9%
SG&A expenses (excluding share-based compensation)	(275.8)	(216.0)	27.7%	(523.8)	(413.7)	26.6%

Distribution expenses % of Net sales	12.5%	13.8%		13.2%	14.0%
Selling expenses % of Net sales	7.3%	7.2%		7.0%	6.9%
Marketing expenses % of Net sales	12.4%	11.6%		12.3%	11.1%
Share-based compensation % of Net sales	3.0%	2.0%		3.2%	1.6%
General and administrative expenses % of Net sales	16.4%	16.0%		16.2%	15.9%
SG&A expenses % of Net sales	51.6%	50.7%		51.8%	49.5%
SG&A expenses (excluding share-based compensation) % of Net sales	48.6%	48.6%		48.7%	47.9%

Three-month period ended June 30, 2024 compared to the three-month period ended June 30, 2023
SG&A expenses for the three-month period ended June 30, 2024 increased by CHF 67.8 million, or 30.1%, to CHF 292.9 million, compared to CHF 225.1 million for the three-month period ended June 30, 2023. Excluding share-based compensation, SG&A expenses as a percentage of net sales remained 48.6% in both the three-month period ended June 30, 2024 and the three-month period ended June 30, 2023.

The drivers for the fluctuations in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•Distribution expenses as a percentage of net sales decreased to 12.5% during the three-month period ended June 30, 2024 compared to 13.8% during the three-month period ended June 30, 2023. This was primarily due to lower warehousing costs, resulting from the non-recurrence of expenses for temporary additional warehouse capacity incurred during the three-month period ended June 30, 2023. Operational efficiency gains, strategic order management as well as a one-off benefit in connection with the warehouse transition in the US further contributed to the decrease in distribution expenses as a percentage of net sales.
•Selling expenses as a percentage of net sales slightly increased to 7.3% during the three-month period ended June 30, 2024 compared to 7.2% during the three-month period ended June 30, 2023. The increase was primarily driven by additional expenses incurred as a result of our expanding retail footprint, offset to some extent by selling efficiency gains.
•Marketing expenses as a percentage of net sales increased to 12.4% during the three-month period ended June 30, 2024 compared to 11.6% during the three-month period ended June 30, 2023. The increase was primarily driven by higher marketing spend on upper funnel brand building initiatives and brand partnerships.

•Share-based compensation increased to CHF 17.1 million during the three-month period ended June 30, 2024 compared to share-based compensation of CHF 9.1 million during the three-month period ended June 30, 2023. The increase was driven by grants issued during the year ended December 31, 2023, as well as the six-month period ended June 30, 2024, with ongoing vesting periods as well as increased provisions for equity related social charges.
•General and administrative expenses as a percentage of net sales increased to 16.4% during the three-month period ended June 30, 2024 compared to 16.0% during the three-month period ended June 30, 2023. This increase is primarily due to higher expenses for software development projects and higher personnel related expenses.

Six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023
SG&A expenses for the six-month period ended June 30, 2024 increased by CHF 130.0 million, or 30.4%, to CHF 557.7 million, compared to CHF 427.7 million for the six-month period ended June 30, 2023. Excluding share-based compensation, SG&A expenses as a percentage of net sales increased to 48.7% in the six-month period ended June 30, 2024 compared to 47.9% for the six-month period ended June 30, 2023.

The drivers for the fluctuations in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•Distribution expenses as a percentage of net sales decreased to 13.2% during the six-month period ended June 30, 2024 compared to 14.0% during the six-month period ended June 30, 2023. This was primarily due to lower warehousing costs resulting from the non-recurrence of expenses for temporary additional warehouse capacity incurred during the six-month period ended June 30, 2023. Operational efficiency gains, strategic order management as well as a one-off benefit in connection with the warehouse transition in the US further contributed to the decrease in distribution expenses as a percentage of net sales.
•Selling expenses as a percentage of net sales slightly increased to 7.0% during the six-month period ended June 30, 2024 compared to 6.9% during the six-month period ended June 30, 2023. The increase was primarily driven by additional expenses incurred as a result of our expanding retail footprint, offset to some extent by selling efficiency gains.
•Marketing expenses as a percentage of net sales increased to 12.3% during the six-month period ended June 30, 2024 compared to 11.1% during the six-month period ended June 30, 2023. The increase was primarily driven by higher marketing spend on upper funnel brand building initiatives and brand partnerships.
•Share-based compensation increased by CHF 19.9 million to CHF 33.9 million during the six-month period ended June 30, 2024 compared to share-based compensation of CHF 14.0 million during the six-month period ended June 30, 2023. The increase was driven by grants issued during year ended December 31, 2023, as well as the six-month period ended of June 30, 2024 with ongoing vesting periods as well as increased provisions for equity related social charges.
•General and administrative expenses as a percentage of net sales increased to 16.2% during the six-month period ended June 30, 2024 compared to 15.9% during the six-month period ended June 30, 2023. This increase is primarily due to higher expenses for software development projects and higher personnel related expenses.

Depreciation and Amortization

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2024	2023	% Change	2024	2023	% Change

Depreciation and amortization	(26.3)	(14.2)	85.5%	(48.5)	(28.0)	73.3%
Depreciation and amortization % of Net sales	4.6%	3.2%		4.5%	3.2%

Three-month period ended June 30, 2024 compared to the three-month period ended June 30, 2023
Depreciation and amortization expenses during the three-month period ended June 30, 2024 increased by CHF 12.1 million, or 85.5%, to CHF 26.3 million, compared to CHF 14.2 million during the three-month period ended June 30, 2023. Thereof, depreciation and amortization expenses attributable to right of use assets increased by CHF 9.3 million primarily as a result of enhanced warehouse and distribution facilities, as well as the expansion of our retail stores. In addition, depreciation and amortization expenses attributable to owned assets increased by CHF 2.8 million as a result of office and retail expansion, mainly related to furniture and fixtures, production equipment and leasehold improvements.

Six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023
Depreciation and amortization expenses during the six-month period ended June 30, 2024 increased by CHF 20.5 million, or 73.3%, to CHF 48.5 million, compared to CHF 28.0 million during the six-month period ended June 30, 2023. Thereof, depreciation and amortization expenses attributable to right of use assets increased by CHF 15.9 million primarily as a result of enhanced warehouse and distribution facilities, as well as the expansion of our retail stores. In addition, depreciation and amortization expenses attributable to owned assets increased by CHF 4.6 million as a result of office and retail expansion, mainly related to furniture and fixtures, production equipment and leasehold improvements.

Net Financial Result

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2024	2023	% Change	2024	2023	% Change

Financial income	5.8	4.3	36.0%	11.2	6.4	75.7%
Financial expenses	(5.9)	(1.9)	213.9%	(10.8)	(3.6)	200.6%
Foreign exchange gain / (loss)	(4.5)	(48.5)	(90.7)%	72.3	(39.7)	282.1%
Net financial result	(4.6)	(46.1)	(90.0)%	72.7	(36.9)	296.8%

Three-month and six-month periods ended June 30, 2024 compared to the three-month and six-month periods ended June 30, 2023
Financial income for the three-month period ended June 30, 2024 increased by CHF 1.5 million to CHF 5.8 million, compared to the three-month period ended June 30, 2023. Financial income for the six-month period ended June 30, 2024 increased by CHF 4.8 million to CHF 11.2 million, when compared to the six-month period ended June 30, 2023. The increase in the three and six-month periods ended June 30, 2024 was primarily driven by our short-term investments and increased interest rates.
Financial expenses for the three-month period ended June 30, 2024 increased by CHF 4.0 million to CHF 5.9 million, compared to CHF 1.9 million for the three-month period ended June 30, 2023. Financial expenses for the six-month period ended June 30, 2024 increased by CHF 7.2 million or 200.6%, to CHF 10.8 million, compared to CHF 3.6 million for the six-month period ended June 30, 2023. The increase in the three and six-month periods ended June 30, 2024 was primarily driven by increased bank charges mainly due to the commitment fees paid for the credit facility (refer to the "Indebtedness" section for additional information) and an increase in interest expenses for lease contracts.

Foreign exchange loss for the three-month period ended June 30, 2024 decreased by CHF 44.0 million to CHF (4.5) million, compared to CHF (48.5) million for the three-month period ended June 30, 2023. Foreign exchange gain / (loss) for the six-month period ended June 30, 2024 resulted in a foreign exchange gain of CHF 72.3 million, compared to a foreign exchange loss of CHF (39.7) million for the six-month period ended June 30, 2023. The foreign exchange gain / (loss) increases and decreases for the three and six-month comparative periods were primarily due to foreign exchange rate revaluation effects, in particular the CHF/USD exchange rate.

Income Tax Benefit / (Expense)

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2024	2023	% Change	2024	2023	% Change

Current income tax benefit/(expense)	(8.1)	(18.0)	(55.2)%	(18.6)	(33.6)	(44.7)%
Deferred income tax benefit/(expense)	(3.8)	28.0	(113.5)%	(17.7)	36.5	(148.4)%
Income tax benefit / (expense)	(11.8)	10.0	(218.5)%	(36.3)	2.9	(1351.6)%
Income tax benefit / (expense) during the three and six-month periods ended June 30, 2024 resulted in income tax expenses of CHF (11.8) million and CHF (36.3) million, respectively, compared to CHF 10.0 million and CHF 2.9 million income tax benefits for the comparative periods in 2023. The effective tax rate ("ETR") for the three and six-month periods ended June 30, 2024 is 27.7% and 22.9%, respectively, compared to the ETR for the three and six-month periods ended June 30, 2023 of 149.3% and (6.5)%, respectively. The changes in income tax benefit / (expense) are mainly due to deferred income tax benefits during the three and six-month periods ended June 30, 2023, related to the elimination of intercompany profits in inventory as well as higher effectiveness of certain tax incentives.

Liquidity and Capital Resources
Our primary need for liquidity is to fund working capital requirements, capital expenditures, lease obligations and for general corporate purposes. We finance our liquidity needs using a combination of cash and cash equivalents balances and cash provided from operating activities.

Cash Flows

	Six-month period ended June 30,
(CHF in millions)	2024	2023	Change

Cash inflow from operating activities	183.5	3.3	180.2
Cash (outflow) from investing activities	(26.0)	(21.0)	(5.1)
Cash (outflow) from financing activities	(25.8)	(6.7)	(19.1)
Change in cash and cash equivalents	131.7	(24.3)	156.0
Cash and cash equivalents at the beginning of the period	494.6	371.0	123.6
Net impact of foreign exchange rate differences	26.2	(9.6)	35.7
Cash and cash equivalents at the end of the period(1)	652.4	337.1	315.3
(1) Cash and cash equivalents as of June 30, 2023 includes restricted cash in the amount of CHF 158.0 million provided for a bank guarantee associated with lease commitments. No restricted cash is held as of June 30, 2024.

Operating activities
Cash inflow from operating activities for the six-month period ended June 30, 2024 increased by CHF 180.2 million to 183.5 million, compared to CHF 3.3 million for the six-month period ended June 30, 2023. This increase is driven mainly by an increase in cash flows from changes in working capital of CHF 132.4 million, primarily due to changes in trade payables and inventories, as well as by higher net income after adjustments of CHF 54.4 million and various other offsetting decreases and increases. The favorable changes in working capital related to the more efficient inventory management and the commitment to decouple inventory growth from overall net sales growth.

Investing activities
Cash outflow from investing activities for the six-month period ended June 30, 2024 increased by CHF 5.1 million to CHF 26.0 million, compared to CHF 21.0 million for the six-month period ended June 30, 2023.

Financing activities
Cash outflow from financing activities for the six-month period ended June 30, 2024 increased by CHF 19.1 million to CHF 25.8 million, compared to CHF 6.7 million for the six-month period ended June 30, 2023. The increase is driven by higher repayments of lease liabilities of CHF 13.5 million resulting from new warehouse, office and retail store leases.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of June 30,	As of December 31,
(CHF in millions)	2024	2023	% Change

Trade receivables	314.0	204.8	53.3%
Inventories	401.3	356.5	12.6%
Trade payables	(148.2)	(65.1)	127.6%
Net working capital	567.1	496.2	14.3%

Capital Management

	As of June 30,	As of December 31,
(CHF in millions)	2024	2023	% Change

As of June 30, 2024: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 285,576,538 were outstanding As of December 31, 2023: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 284,215,277 were outstanding	30.0	30.0	—%
As of June 30, 2024 and December 31, 2023: CHF 0.01 nominal value, 345,437,500 Class B voting rights shares issued and outstanding	3.5	3.5	—%
Share capital	33.5	33.5	—%
Treasury shares	(26.7)	(26.7)	(0.1)%
Share premium	756.9	756.9	—%
Statutory reserves	48.3	42.3	14.2%
Equity transaction costs	(8.7)	(8.7)	—%
Tax impact on equity transaction costs	1.3	1.3	—%
Share-based compensation	372.0	349.1	6.6%
Capital reserves	1,169.7	1,140.8	2.5%
Other reserves	(4.4)	(9.8)	100.0%
Retained earnings / (losses)	58.9	(63.3)	193.0%
Equity	1,231.0	1,074.5	14.6%

	Class A Shares	Class B Shares

Shares issued and outstanding as of January 1, 2024	284,215,277	345,437,500
Sale of treasury shares related to share-based compensation	1,364,663	—
Purchase of treasury shares	(3,402)	—
Shares issued and outstanding as of June 30, 2024(1)	285,576,538	345,437,500

Awards granted under various incentive plans not yet exercised or distributed as of June 30, 2024(2)	2,969,207	—
Awards granted under various incentive plans with dilutive effects as of June 30, 2024	3,335,706	12,467,091
(1) As of June 30, 2024 there were 14,421,587 treasury shares held by On (December 31, 2023: 15,782,848).
(2) These awards require little or no further consideration to be exercised, and as such, have been included in the weighted average number of ordinary shares outstanding used to calculate Basic EPS at June 30, 2024.

Share-based compensation
As of June 30, 2024, On has recognized an increase in shareholders' equity in the balance sheet of CHF 22.9 million for share-based compensation incurred during the six-month period ending June 30, 2024.
For the six-month period ending June 30, 2024, we have recognized a share-based compensation expense of CHF 33.9 million pursuant to the following share-based compensation plans and programs for select employees including our group executive team and senior management team, which account for a part of the increase:
• Compensation of non-executive members of our board of directors
• Long Term Incentive Plan 2021
Share-based payments are valued based on the grant date fair value of these awards and recorded over the corresponding vesting period.

Indebtedness
On July 7, 2023, On entered into a CHF 700 million multicurrency credit facility agreement ("credit facility") which replaced our bank overdraft facilities previously reported. On has an option to increase the total availability of borrowings under the credit facility in an aggregate amount of up to CHF 200 million, subject to the satisfaction of certain customary conditions. We entered into the credit facility as part of our prudent financial planning strategy to create future financial flexibility to better align with the size and maturity of the Company. The proceeds of any borrowings under the credit facility may be used towards the financing of working capital requirements and for general corporate purposes, including the roll-in of certain existing bank guarantees and the issuance of new bank guarantees. The credit facility had an initial term of three years, which has been extended for a period of one year and may be extended again for a period of one year.
As of June 30, 2024 and December 31, 2023, we have not drawn cash from the credit facility, and we do not currently expect to do so in the near term. As of June 30, 2024, we are using the credit facility to provide guarantees and letters of credit, as further discussed in the section titled "Off-Balance Sheet Arrangements."
The credit facility also contains financial covenants that depend on our consolidated equity as well as our net debt to adjusted EBITDA ratio. As of and during the six-month period ending June 30, 2024, we were in compliance with all covenants under the credit facility.
Further, as of June 30, 2024, trade receivables and inventories with a carrying value of CHF 270.3 million and CHF 232.9 million, respectively, were pledged in relation to the credit facility.
Contractual Obligations and Commitments
There were no material changes outside of the ordinary course of business as of June 30, 2024, to the contractual obligations and commitments reported in our Annual Report, with the exception of the items discussed below.
Lease commitments: As of June 30, 2024, total lease commitments are CHF 318.0 million, with CHF 10.6 million, CHF 121.4 million, and CHF 186.0 million due in less than one year, between one to five years, and more than five years, respectively. The decrease in total lease commitments as of June 30, 2024 compared to December 31, 2023 relates primarily to a new highly-automated warehouse in the United States ("Atlanta warehouse"), which became partially operational during the six-month period ended June 30, 2024.
Lease liabilities: As of June 30, 2024, total lease liabilities are CHF 400.2 million, with CHF 71.3 million, CHF 201.9 million, and CHF 127.0 million due in less than one year, between one to five years, and more than five years, respectively. The total increase as of June 30, 2024 compared to December 31, 2023 relates primarily to the Atlanta warehouse and other additional warehouse, office, and retail store leases.

Off-Balance Sheet Arrangements
As of June 30, 2024 and December 31, 2023, we provided guarantees and letters of credit in the amount of CHF 168.2 million and CHF 155.6 million in favor of third parties, respectively. Of the total guarantees and letters of credit outstanding as of June 30, 2024 and December 31, 2023, CHF 167.9 million and CHF 155.3 million, respectively, relate to our credit facility, as discussed in the section titled "Indebtedness." Other than those items disclosed here and elsewhere in this document, we do not have any material off-balance sheet arrangements or commitments as of June 30, 2024.

Factors Affecting Performance and Trend Information
We expect our growth, our financial condition and results will continue to be affected by a number of factors, which have not changed since our Annual Report. Refer to "Item 5. Operating and Financial Review and Prospects" within our Annual Report for further information on these factors. Below, we have included recent updates on the factor related to "Ability to Manage Inventory."

Ability to Manage Inventory
Our ability to grow has been, and will continue to be dependent on the availability of the right inventory at the right time and place. The ongoing transition of our Atlanta warehouse has led to some product availability constraints and to delayed or missed deliveries during the three and six-month periods ended June 30, 2024, which we expect to continue in the second half of the year. We remain focused on successfully advancing On's warehouse automation project in the U.S., with an aim towards scaling On's distribution capabilities in North America over the mid-term.
Refer to "Item 5. Operating and Financial Review and Prospects" within our Annual Report for further information on this factor.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis are financial measures that are not defined under IFRS.
We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS to their most directly comparable IFRS measure. See sections titled "Liquidity and Capital Resource" and "Operating Results" for reconciliations of net working capital and net sales on a constant currency basis, respectively, to their most directly comparable IFRS measure.

Adjusted EBITDA and Adjusted EBITDA Margin
The table below provides a reconciliation between net income and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended June 30,			Six-month period ended June 30,
(CHF in millions)	2024	2023	% Change	2024	2023	% Change

Net income	30.8	3.3	834.3%	122.2	47.7	156.5%
Exclude the impact of:
Income taxes	11.8	(10.0)	218.5%	36.3	(2.9)	1351.6%
Financial income	(5.8)	(4.3)	36.0%	(11.2)	(6.4)	75.7%
Financial expenses	5.9	1.9	213.9%	10.8	3.6	200.6%
Foreign exchange result	4.5	48.5	(90.7)%	(72.3)	39.7	(282.1)%
Depreciation and amortization	26.3	14.2	85.5%	48.5	28.0	73.3%
Share-based compensation(1)	17.1	9.1	88.3%	33.9	14.0	141.9%
Adjusted EBITDA	90.8	62.7	44.7%	168.2	123.7	36.0%
Adjusted EBITDA Margin	16.0%	14.1%	13.3%	15.6%	14.3%	9.3%
(1) Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted basic EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Adjusted diluted EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.
The tables below provide a reconciliation between net income and adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended June 30,
(CHF in millions, except per share data)	2024	2024	2023	2023
	Class A	Class B	Class A	Class B

Net income	27.5	3.3	2.9	0.4
Exclude the impact of:
Share-based compensation(1)	15.3	1.8	8.1	1.0
Tax effect of adjustments(2)	(0.9)	(0.1)	(0.6)	(0.1)
Adjusted net income	41.9	5.0	10.5	1.3

Weighted number of outstanding shares	288,082,955	345,437,500	284,127,877	345,437,500
Weighted number of shares with dilutive effects	3,430,738	12,467,091	3,464,956	11,792,673
Weighted number of outstanding shares (diluted and undiluted)(3)	291,513,693	357,904,591	287,592,833	357,230,173

Adjusted basic EPS (CHF)	0.15	0.01	0.04	0.00
Adjusted diluted EPS (CHF)	0.14	0.01	0.04	0.00
(1) Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.
(2) The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3) Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

	Six-month period ended June 30,
(CHF in millions, except per share data)	2024	2024	2023	2023
	Class A	Class B	Class A	Class B

Net income	109.1	13.1	42.5	5.2
Exclude the impact of:
Share-based compensation(1)	30.3	3.6	12.5	1.5
Tax effect of adjustments(2)	(2.5)	(0.3)	(1.1)	(0.1)
Adjusted net income	136.9	16.4	53.9	6.6

Weighted number of outstanding shares	287,985,587	345,437,500	283,859,171	345,437,500
Weighted number of shares with dilutive effects	3,366,410	12,174,230	3,335,726	11,203,866
Weighted number of outstanding shares (diluted and undiluted)(3)	291,351,998	357,611,730	287,194,897	356,641,366

Adjusted basic EPS (CHF)	0.48	0.05	0.19	0.02
Adjusted diluted EPS (CHF)	0.47	0.05	0.19	0.02
(1) Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.
(2) The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3) Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

Net Sales on a Constant Currency Basis
Net sales on a constant currency basis is a non-IFRS measure which represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales within our "Key Financial and Operating Metrics" and "Operating Results" sections, to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations.

New Accounting Pronouncements
On April 9, 2024, the International Accounting Standards Board ("IASB") has issued IFRS 18 – Presentation and Disclosures in Financial Statements that will replace International Accounting Standards ("IAS") 1 – Presentation of Financial Statements from its effective date. IFRS 18 introduces new requirements for information presented in the primary financial statements and disclosed in the notes. The accounting standard introduces three new defined categories for income and expenses - operating, investing and financing, and requires all companies to provide certain new defined subtotals. IFRS 18 also requires companies to disclose explanations of company-specific measures that are related to the income statement, referred to as management-defined performance measures. Moreover, the accounting standard sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes and requires companies to provide more transparency about operating expenses. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, but early adoption is permitted. On is evaluating the impact of this standard.
With the exception of IFRS 18, there have been no material changes related to recently issued or adopted accounting standards from those disclosed in our consolidated financial statements for the year ended December 31, 2023, included in our Annual Report, available at www.sec.gov.

Critical Accounting Policies
There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our consolidated financial statements for the year ended December 31, 2023, included in our Annual Report, available at www.sec.gov.

Risk Factors
There have been no material changes to the risk factors as set out in our Annual Report, available at www.sec.gov.

Special Note Regarding Forward-Looking Statements
This management's discussion and analysis contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Many of the forward-looking statements contained in this management’s discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.
Among other things, On’s quotations from management in the press releases and other written materials, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements appear in a number of places in this management’s discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.
Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our generation of net losses in the past and potentially in the future; our limited operating experience in new markets; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine or Israel-Hamas conflicts and shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings, including investor and customer scrutiny; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation; the availability of qualified personnel and the ability to retain such personnel, including our extended founder team; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt generative artificial intelligence ("AI") technologies in our operations; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.